Exhibit 99.1

September 30, 2025

Diversified Energy Announces Proposed Move of Primary Listing to the
New York Stock Exchange

Diversified Will Retain UK Listing on the International Secondary Listing Category

Move Expected to Enhance Trading Liquidity, Increase Visibility with Investors, and Provide Strategic Capital Markets Benefits to Accelerate Growth

BIRMINGHAM, Ala., Sept. 30, 2025 (GLOBAL NEWSWIRE) -- Diversified Energy Company PLC (the “Company”) (LSE:DEC, NYSE:DEC) announced today that its Board of Directors, having evaluated the Company’s optimal public company listing venue, intends to move the Company’s primary listing to the New York Stock Exchange (“NYSE”) while retaining a secondary listing on the London Stock Exchange (“LSE”).

Today, the Company is substantially a US business, reporting in US dollars, with all the Company’s operating profit derived from its US operations, which is also the sole growth market for the business. The Company’s executive management team and operational headquarters are based in the US, all of its employees reside in the US and all its assets are located in the US.

Additionally, as of June 30, 2025, over 65% of the Company’s outstanding shares were held by US resident investors. The Company will start filing customary SEC financial statements and periodic reports as a US domestic filer with its year-end 2025 financial results.

The Board has been evaluating the optimal primary listing venue for the Company in the context of its business strategy for the benefit of all its stakeholders. In December 2023, the Company undertook an additional listing of its shares on the NYSE to complement its existing LSE listing. At this time, the Board has concluded that the US market is the natural long-term primary listing venue for the Company and that moving to a US primary listing, while retaining a secondary UK listing on the ESICC Category, is in the best interests of its shareholders.

In arriving at this conclusion, the Board considered several factors and potential benefits, including:

•	alignment of the primary listing venue with the Company’s business activity, leadership team, and employee base

•	increased overall liquidity in the Company’s shares, given access to deeper US capital markets

•	increased exposure to US investors through a primary US listing, including additional access to passive investment pools of capital

•	expanded Company profile and access to high-quality equity investors

•	simplified share ownership for the wider employee base of the Company and expanded access to the recruitment and retention of top US talent

•	optimized positioning of the Company for inclusion in premier US equity indices and Exchange Traded Funds

•	retention of a secondary listing on the LSE to facilitate trading liquidity for non-US shareholder base

The proposed venue change will be implemented by way of a UK scheme of arrangement which will require a formal vote by shareholders of the Company at a general meeting (“General Meeting”) to be approved by a majority in number of the registered shareholders voting in person or by proxy, representing 75% in value of the shares voted. It is currently expected that a shareholder circular containing details of the proposals will be published and that the General Meeting will take place in the coming weeks. Subject to shareholders voting in favor of the proposals at the General Meeting, the Board expects that the scheme of arrangement will take effect during the fourth quarter of 2025, after which the shares are expected to trade on the NYSE and on the equity shares (commercial companies) category of the Official List of the FCA (the “ESICC Category”) and the Main Market of the LSE.

Further announcements will be made in due course as the process advances.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements, which may contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “will”, “seek”, “continue”, “aim”, “target”, “projected”, “plan”, “goal”, “achieve”, “opportunity” and words of similar meaning, reflect the Company’s beliefs and expectations and are based on numerous assumptions regarding the Company’s present and future business strategies and the environment the Company will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include statements regarding the intentions, beliefs or current expectations of management or the Company concerning, among other things, statements regarding the reorganization, our transition to reporting as a US domestic filer, the General Meeting and the move of our primary listing to the NYSE and the retention of a secondary listing on the LSE, including the timing for such events, future communications regarding such events, their benefits and impact, descriptions of anticipated future liquidity and access to capital, and the inclusion of our equity securities in certain US equity indices or exchange traded funds. No representation is made that any of these statements or forecasts will be achieved. The reorganization and move to a primary listing may not be realized on the terms described in this release or at all. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, including risks relating to the proposed reorganization, including the requirements for shareholder and court approvals, the move to a US primary listing, the Company’s transition to reporting as a US domestic filer, the potential that anticipated benefits such as enhanced liquidity, index eligibility and broader investor access may not be realized, as well as the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2024, filed with the SEC, and also including other important factors that could cause actual results to differ materially from those projected. Forward-looking statements speak only as of their date and neither the Company nor any of its directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. As a result, you are cautioned not to place undue reliance on such forward-looking statements.